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SEC Processing Section

FEB 27 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 36th Fl.

(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Abadiotakis   646-786-8063

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Christian Abadiotakis _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mercury Capital Advisors, LLC _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Capital Advisors, LLC
Table of Contents
December 31, 2016

 

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Member of
Mercury Capital Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Capital Advisors, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 23, 2017

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	1,399,021
Accounts receivable		15,829,871
Due from Affiliates		2,957,891
Prepaid expenses and other assets		85,971
Fixed assets, net		122,919
Total assets	$	20,395,673

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	799,777
Total liabilities		799,777
Commitments and contingencies (Note 5)		
Member's equity		19,595,896
Total liabilities and member's equity	$	20,395,673

The accompanying footnotes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Mercury Capital Advisors, LLC ("Mercury Capital" or the "Company") is a limited liability company established in the state of Delaware. The Company became registered as a general securities broker-dealer with the Securities and Exchange Commission ("SEC") on September 2, 2010 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a single member LLC wholly owned by Mercury Capital Advisors Group LP ("MCA LP"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

   Mercury Capital Access, LLC ("Mercury Access") is a limited liability company established on April 20, 2016 in the state of Delaware. The company is an investment advisor and will be the general partner to our iFunds platform. It is a state of the art, end-to-end, digital solution offering a broad range of alternative investments across the liquidity spectrum that is offered to the retail investors by Mercury Capital. Mercury Access is a single member LLC and is wholly owned by MCA LP.

   The Company assists private equity, real estate, infrastructure, venture capital, distressed, mezzanine, secondary and other third-party managers in the capital raising process. The Company also assists general partner and limited partner clients in other related activities such as capital raising advisory, co-investment and other direct deal placement, agency of secondary sales of limited partnership interests and placement of Private Investments in Public Equity. The Company earns placement and advisory fees from these sources.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of the significant accounting policies followed by the Company:

   Use of Estimates
   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company has not utilized any significant estimates in the preparation of the financial statements.

   ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash
Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of management that the solvency of this financial institution is not a concern at this time.

Accounts Receivable
Accounts receivable are stated at unpaid balances, less any allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding. Some long-term receivables carry interest rates on the outstanding unpaid balance that approximate interest rates for similar term receivables.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and related interest payments according to the receivable agreement. Accounts either have an allowance established or are written off when management believes that the collection, after considering current economic conditions, business conditions and collection efforts, of the receivables and related interest is doubtful.

The Company analyzes specific accounts receivable, customer concentrations, customer credit worthiness, current economic trends and changes in its customer's payment terms when evaluating the adequacy of doubtful accounts. At December 31, 2016, the MCA LP has determined that no allowance for doubtful accounts is necessary.

Fixed Assets
Fixed assets consist of furniture and computer hardware, which are stated at cost. Fixed assets are depreciated using the straight line method over the estimated useful lives of assets, which range from five to seven years. The Company's management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If impairment is identified, the asset is written down to fair value. As of December 31, 2016, no fixed assets have been deemed impaired.

Fair Value of Financial Instruments
The carrying value of short-term financial instruments, namely accounts receivable, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:
• Level – 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.
• Level – 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
• Level – 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

4

Mercury Capital Advisors, LLC
Notes to the Financial Statements
December 31, 2016

Income Taxes
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. However, the Company is subject to the New York City Unincorporated Business Tax ("NYC UBT"). Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized, which results in a charge to income tax expense in the statement of operations.

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2016, management of the Company has determined that there are no uncertain tax positions that need to be recorded.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under US GAAP. The Company reviews its tax positions and adjusts its tax balances as new information becomes available. The federal, New York State and New York City tax returns of MCA LP, the Company's parent, are open to audit for the year ended December 31, 2013 and later. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

Intercompany Balances with Affiliates
Receivables from and payables to affiliated Companies are offset and the net amount reported in the statement of financial condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Recent Accounting Pronouncements
Fair Value Measurement
In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement, which simplifies Topic 820. Specifically, it removes the requirement to categorize, within the fair value hierarchy, all investments measured using the net asset value per share practical expedient. Although classification within the fair value hierarchy is no longer required, an entity must disclose the amount of investments measured using the NAV practical expedient in order to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the balance sheet. The new guidance is effective for the Company's fiscal year ending December 31, 2016 on a prospective basis. The Company is currently evaluating the potential impact of this new guidance on its financial statements and the related disclosures. Early adoption is permitted.

Mercury Capital Advisors, LLC
Notes to the Financial Statements
December 31, 2016

3. **Fixed Assets**

Fixed assets at December 31, 2016:

Furniture	$ 174,441
Computers	74,945
	249,386
Less: Accumulated depreciation	(126,467)
Fixed assets, net	$ 122,919

4. **Expense Sharing Agreement**

On November 9, 2010 and amended on May 29, 2013, the Company and MCA LP entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse MCA LP for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of the Company.

5. **Lease Commitments**

Future minimum lease commitments under non-cancellable leases at December 31, 2016, are as follows:

Year Ending December 31

2017	$ 773,094
2018	742,256
2019	745,089
2020	556,416
Total	$ 2,816,855

6.   **Financial Instruments and Fair Market Valuation**

At December 31, 2016, all of the Company's financial instruments were carried at historical cost. The Company estimates that the carrying value of all financial instruments, other than long-term accounts receivable described below, approximates the fair value.

The fair value of long term accounts receivable is determined using a discounted cash flow model. This model primarily use observable and unobservable inputs such as a discount rate based upon similar (public) instruments, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with these private instruments. The Company's financial instruments are considered to be Level 2 instruments within the fair value hierarchy.

The Company estimates that the fair value of long-term accounts receivable at December 31, 2016, is $1,231,257 less than the amount at which they are carried on the statement of financial condition. In order to calculate the fair value, the Company compared the net present value of future cash flows related to long-term receivables to the amount at which these receivables are carried on the statement of financial condition. The discount rate used in this net present value calculation consisted of the three year Treasury rate plus Moody's Baa rate, the sum of which was 5.87%.

7.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum Net Capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $599,244, which was $545,926 above its required Net Capital of $53,318. The percentage of aggregate indebtedness to net capital is 133.46%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

Periodically throughout the year, the Company made distributions out of member's equity to the member. These distributions are preapproved by the Company's Management Committee and are always contingent on having adequate excess net capital. Furthermore, these distributions are made within regulatory guidelines and requirements, and the SEC and FINRA are notified as required.

8.   **Subsequent Events**

The Company evaluated subsequent events as of February 23, 2017, the date of which these financial statements were available to be issued. A distribution of $480,500 out of member's equity was approved by the Company's Management Committee on January 18, 2017, and was made, within regulatory guidelines and requirements, on January 23, 2017. These financial statements do not reflect this distribution payable.